

12011012

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49047

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIVERSTONE WEALTH MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 CAPITAL OF TEXAS HIGHWAY, SUITE 310
(No. and Street)

AUSTIN	TX	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY, SUITE 108-381	ATHENS	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch.S
2/22/12

OATH OR AFFIRMATION

I, Brian Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIVERSTONE WEALTH MANAGEMENT, INC., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ASHLEY RENEE RODRIGUEZ
Notary Public, State of Texas
My Commission Expires
May 13, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVERSTONE WEALTH MANAGEMENT, INC.

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
RiverStone Wealth Management, Inc.

We have audited the statement of financial condition of RiverStone Wealth Management, Inc. as of December 31, 2011 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiverStone Wealth Management, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 4, 2012

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

RIVERSTONE WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	326,076
Deposits with clearing organizations		110,061
Receivable from clearing organizations		49,970
Securities owned, at fair value		1,603
Receivable from entity under common control		77,318
Due from employees		7,776
Prepaid expenses		15,968
TOTAL	$	588,772

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accrued payroll and related items	$	249,496
Accounts payable and accrued expenses		34,729
Total liabilities		284,225
STOCKHOLDER'S EQUITY:		
Preferred stock, 500,000 shares authorized, $0.01 par value 0 shares issued and outstanding		-
Common stock, 1,000,000 shares authorized, $0.01 par value 100,000 shares issued and outstanding		1,000
Additional paid-in capital		255,466
Retained earnings		48,081
Total stockholder's equity		304,547
TOTAL	$	588,772

See Independent Auditors' Report and
Notes to Financial Statements.

RIVERSTONE WEALTH MANAGEMENT, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Commissions	$ 2,170,408
Investment advisory fees	1,679,446
Principal transactions	172,633
Investment banking	128,140
Account services fees	97,283
Interest	65,592
Total revenues	4,313,502
OPERATING EXPENSES:	
Compensation and benefits	3,305,892
Rent	224,761
Communication and data processing	195,221
Clearing	89,271
Settlement and arbitration	63,062
Legal and professional	58,421
Compliance	42,626
Office	36,055
Taxes and licenses	10,893
Travel	10,887
Recruiting	8,432
Insurance	5,010
Meals and entertainment	4,746
Postage and delivery	4,097
Marketing	2,278
Printing and reproduction	1,506
Bank charges	800
Total expenses	4,063,958
NET INCOME	$ 249,544

See Independent Auditors' Report and
Notes to Financial Statements.

RIVERSTONE WEALTH MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

STOCKHOLDER'S EQUITY, JANUARY 1	$	308,589
Net income		249,544
Distributions to stockholder from additional paid-in capital		(253,586)
STOCKHOLDER'S EQUITY, DECEMBER 31	$	304,547

See Independent Auditors' Report and
Notes to Financial Statements.

RIVERSTONE WEALTH MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES:		
Net income	$	249,544
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Securities owned, at fair value		(301)
Receivable from clearing organizations		3,280
Receivable from entity under common control		64,969
Due from employees		(4,098)
Prepaid expenses		(2,399)
Decrease in:		
Due to entity under common control		(13,775)
Accrued payroll and related items		(43,308)
Accounts payable and accrued expenses		(30,733)
Net cash provided by operating activities		223,179
FINANCING ACTIVITY:		
Distributions to stockholder from additional paid-in capital		(253,586)
NET DECREASE IN CASH		(30,407)
CASH AT BEGINNING OF YEAR		356,483
CASH AT END OF YEAR	$	326,076

See Independent Auditors' Report and
Notes to Financial Statements.

RIVERSTONE WEALTH MANAGEMENT, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
RiverStone Wealth Management, Inc.(Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas corporation that is a wholly owned subsidiary of RiverStone Financial Group, Inc. (Parent).

The Company changed its name from First Avantus Securities, Inc. in 2004. The Parent changed its name from First Financial Investment Securities, Inc. in 2004.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment advisory, agency transactions, principal transactions, investment banking, and private placements of securities.

Income Taxes
The Parent files a consolidated income tax return that includes the financial position and results of operations of the Company.

The Company (and the Parent) is a Subchapter S Corporation for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Texas margin tax as defined under the law is computed on total gross revenues reduced by the greatest of three defined amounts. For the year ended December 31, 2011 the Company recorded Texas margin tax expense of $9,799, such amount is included in taxes and licenses on the accompanying Statement of Operations.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Securities transactions and the related commission revenues and clearing expenses are recorded on a settlement-date basis. Profit or loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement-date basis. Transactions recorded on a settlement-date were not materially different from the trade-date basis.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Commissions
Commission revenue is derived by the Company acting as an agent buying and selling securities on behalf of its customers. Insurance commissions are recorded when the insurance products are funded by the customers.

Investment Advisory Income
Investment advisory fees are received quarterly but recognized as earned on a pro rata basis over the term of the contract.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Reimbursement from employees
Certain employees reimbursed the Company for amounts paid in settlement of a claim for which the Company and such employees were respondents. The amount reimbursed was withheld from commissions payable to these employees and is included in compensation and benefits on the accompanying Statement of Operations. The amount reimbursed for the year ended December 31, 2011 was $31,098.

Advertising Costs
Advertising costs, if any, are charged to expenses as incurred. The Company incurred no advertising costs for the year ended December 31, 2011.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued**

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Preferred Stock
The Company records the redemption of preferred stock based on the cost method.

2. **DEPOSITS WITH CLEARING ORGANIZATIONS**

The Company clears its proprietary transactions though a broker-dealer independent of the Company. The amount deposited with the clearing organization under agreements for proprietary accounts of introducing brokers as of December 31, 2011 is $110,061 and is reflected on the accompanying Statement of Financial Condition.

3. **RECEIVABLE FROM CLEARING ORGANIZATIONS**

The Company clears its customer transactions through other broker-dealers. The amounts receivable from clearing organizations consists primarily of commissions due from customer transactions for the month ended December 31, 2011. Receivable from clearing organizations as of December 31, 2011 was $49,970 and is reflected on the accompanying Statement of Financial Condition.

4. **SECURITIES OWNED**

Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair value and securities not readily marketable, if any, are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The unrealized gain that relates to securities held as of December 31, 2011 is $74.

5. **FAIR VALUE MEASUREMENTS**

As defined in Accounting Standards Codification 820 Fair Value Measurements (ASC 820), fair value is the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date (an exit price methodology). ASC 820 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

5. **FAIR VALUE MEASUREMENTS (continued)**

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

The following table sets forth the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2011:

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
Stock and options	$1,603	$1,603	$ -	$ -
Total	$1,603	$1,603	$ -	$ -

6. **EMPLOYEE BENEFIT PLANS**

The Company sponsors 401(k) plan in which all employees are eligible to participate. Both employees and the Company may elect to make contributions to the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. No discretionary contributions were made by the Company during the year ended December 31, 2011.

The Company offers health care coverage for eligible employees and their qualifying dependents.

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $244,196, which was $194,196 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 116.39%.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

9. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

10. RELATED PARTY TRANSACTIONS

The Company is currently using office space in Austin and San Antonio. Rental payments are an obligation assumed by the Parent for which the Company pays 80%. Total rent expense for 2011 was $224,761. Rent expense included $60,427 of rent that was forgiven by the Parent during the year ended December 31, 2010 and was subsequently charged to the Company during the year ended December 31, 2011. The Company did not have any amounts payable to the Parent as of December 31, 2011.

The Company earns fee income related to insurance products from an insurance agency owned by stockholders of the Company. The total related income for 2011 was $737,817 which is recorded in commissions income in the accompanying Statement of Operations. At December 31, 2011, the Company had balance due from the insurance agency under common control of $75,446 related to commissions on the insurance products. This amount is reflected as receivable from entity under common control on the accompanying Statement of Financial Condition.

For the year ended December 31, 2011 shareholders of the Company were paid compensation of $659,882 which is included in compensation and benefits on the accompanying Statement of Operations.

11. COMMITMENTS AND CONTINGENCIES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

11. COMMITMENTS AND CONTINGENCIES (continued)

Clearing Agreement
The agreement with the clearing broker-dealer calls for minimum monthly charges of $20,000 per month during the entire period of the agreement.

RIVERSTONE WEALTH MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

	SCHEDULE 1
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 304,547
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Receivable from clearing organization	(6,235)
Receivable from entity under common control	(27,722)
Due from employees	(7,776)
Prepaid expenses	(15,968)
15c3-1(f) securities	(2,650)
NET CAPITAL	$ 244,196
AGGREGATE INDEBTEDNESS:	
Accrued payroll and related items	249,496
Accounts payable and accrued expenses	34,729
Total aggregate indebtedness	$ 284,225
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 50,000
Excess net capital	$ 194,196
Excess net capital at 1,000 percent	$ 184,196
Percentage of aggregate indebtedness to net capital	116.39%

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2011.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
RiverStone Wealth Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 15 and 16 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by RiverStone Wealth Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating RiverStone Wealth Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RiverStone Wealth Management, Inc.'s management is responsible for the RiverStone Wealth Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Wade J Bowden & Company

Atlanta, Georgia
February 4, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12-31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049047 FINRA DEC
RIVERSTONE WEALTH MANAGEMENT INC 21*21
7801 N CAPITAL OF TEXAS HWY STE 310
AUSTIN TX 78731-1196

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7,070

B. Less payment made with SIPC-6 filed (exclude interest) (3,474)

7/28/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3,596

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,596

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,596

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RiverStone Wealth Management
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

(Title)

Dated the 9 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2011
and ending 12-31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,313,502
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(1,249,103)
(2) Revenues from commodity transactions.	(141,284)
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(89,271)
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	(4,375)
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(1,506)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	0
Total deductions	(1,485,539)
2d. SIPC Net Operating Revenues	$ 2,827,963
2e. General Assessment @ .0025	$ 7,070

(to page 1, line 2.A.)

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Board of Directors
RiverStone Wealth Management, Inc.

In planning and performing our audit of the financial statements and supplementary schedule of RiverStone Wealth Management, Inc. (the "Company"), as of and for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bunderl & Company

Atlanta, Georgia
February 4, 2012

RIVERSTONE WEALTH MANAGEMENT, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER, 31 2011
AND INDEPENDENT AUDITORS' REPORT

Wade J. Bowden & Company CPAs, P.C.